SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                     SEC File Number 811-08002
                                                       CUSIP Number 50063B-104

                          NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K                            [ ] Form 20-F
[ ] Form 11-K                            [ ] Form 10-Q
[X] Form N-SAR                           [ ] Form N-CSR

     For Period Ended: October 31, 2004

     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR
     [ ]  Transition Report on Form N-CSR

     For the Transition Period Ended:____________________________



     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________



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PART I.-REGISTRANT INFORMATION


     Full Name of Registrant (Former Name if Applicable)

                                Korea Equity Fund, Inc.


     Address of Principal Executive Office (Street and Number)

                               Two World Financial Center
                                 Building B, 22nd Floor
                                New York, New York 10281

PART II.-RULE 12b-25 (b) and (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     X    (a) The reasons described in reasonable detail in Part III of this
    ---
form could not be eliminated without unreasonable effort or expense;


          (b) The subject annual report, semi-annual report, transition
    ---
report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


          (c) The accountant's statement or other exhibit required by Rule
    ---
12b-25(c) has been attached if applicable.

PART III.-NARRATIVE


     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)



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During November 2004, PricewaterhouseCoopers LLP ("PwC") resigned as independent registered public accountant of the Fund because PwC was appointed to provide non-audit services to certain affiliates of the Fund's Manager, which could be viewed as inconsistent with auditor independence with respect to the Fund. Based on the recommendation of the Audit Committee of the Fund, the Board of Directors voted to appoint Ernst & Young LLP for the fiscal year ended October 31, 2004. Due to the timing of receipt by the Fund of documents required to be filed with Form N-SAR, the Fund seeks an extention to make its N-SAR Filing. The Fund's Form N-SAR will be completed and filed with the Securities and Exchange Commission as soon as practicable.

PART IV.-OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

Neil Daniele                         (212)                    667-1873
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(Name)                            (Area code)              (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


          X  Yes                            No
         ---                            ---

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


             Yes                         X  No
         ---                            ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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     Korea Equity Fund, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 30, 2004

By:       /s/ Kenneth L. Munt
       --------------------------
       Kenneth L. Munt
       Vice President



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